UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Robin Technologies, Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 22, 2014

Physical address of issuer
4801 Spring Valley Suite 20, Farmers Branch, TX 75244

Website of issuer
www.robinautopilot.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$346,325.00	$473,669.00
Cash & Cash Equivalents	$191,567.00	$440,246.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$83,555.00	$98,221.00
Long-term Debt	$3,472,766.00	$2,644,269.00
Revenues/Sales	$1,700,421.00	$2,741,516.00
Cost of Goods Sold	$1,545,336.00	$2,458,428.00
Taxes Paid	$9,235.00	$77,463.00
Net Income	-$941,175.00	-$1,357,691.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 2, 2018

FORM C

Robin Technologies, Inc



Up to $250,000.00 Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Robin Technologies, Inc, a Delaware corporation (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $250,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The issuer will not owe a commission to the Intermediary at the conclusion of the offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$250,000.00	$0.00	$250,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.robinautopilot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 2, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from

time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.robinautopilot.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Robin Technologies, Inc. (the "Company" or "Robin Technologies") is a Delaware corporation, incorporated on December 22, 2014. The Company is currently also conducting business through its wholly-owned subsidiaries Robin Autopilot USA, LLC ("Robin Autopilot") and Coralview Technologies, LLC ("Coralview Technologies").

The Company is located at 4801 Spring Valley Suite 20, Farmers Branch, TX 75244.

The Company's website is www.robinautopilot.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Robin Autopilot is a robotic lawn service that combines robot mower technology with human crews to provide mostly residential customers with a complete yard care solution. The Company acquires robotic mowers from major manufacturers and installs them at a customer's location to maintain the grass. Human crew members visit on a weekly or bi-weekly basis to handle the edging, trimming, weeding, and other yard care needs. The Company is now franchising Robin Autopilot nationwide.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd Notes	250,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	250,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 10, 2018
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize the services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of robotic mowers, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner.

Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Customers often finance purchases of our products, particularly franchise buyers.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and

information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Bart Lomont and Justin Crandall who are the Chief Operating Officer and Chief Executive Officer of the Company, respectively. The Company has or intends to enter into employment agreements with Bart Lomont and Justin Crandall although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Bart Lomont and Justin Crandall or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other

business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not

further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Bart Lomont and Justin Crandall in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Bart Lomont and Justin Crandall die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, customers may choose to mow their own lawns to save money, or may move to a new home that is not in our service area. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough independent franchise owners, sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

15

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from selling franchise territories to independent business owners and servicing customers seeking to hire qualified professionals in the landscaping industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the landscaping industry and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor.

Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 80.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Robin Autopilot is a robotic lawn service that combines robot mower technology with human crews to provide residential customers with a complete yard care solution. We acquire robotic mowers from major manufacturers and install them at a customer's home to maintain the grass. Our human crew members visit on a weekly or bi-weekly basis to handle the edging, trimming, weeding and other yard care needs. We are franchising Robin Autopilot nationwide.

Business Plan
Robin Autopilot is committed to becoming a nationwide brand in residential yard care. By combining robotic lawn mower technology, with professional human crews managed by independent franchise owners, we're seeking to deliver a service that is more reliable, affordable, and eco-friendly than traditional landscape maintenance services. Customers pay a monthly fee to have a robot installed at their property that handles the daily mowing. Robin Autopilot maintains the robot, guards against theft, and handles any product issues and warranty repairs. Robin Autopilot also provides services for edging, trimming, weeding, shrub trimming, and other yard care needs as part of our service plan packages. We deliver this service ourselves within a territory in the Dallas-Fort Worth market and are expanding the brand nationwide through independent franchise owners. Robin Autopilot sells exclusive territory rights and receives an ongoing 6% royalty on all gross revenue, in addition to technology and hardware sale fees.

History of the Business
The Company started as Robin Lawn Care in 2015 using an "Uber-for-Lawns" business model before converting to a robotic mowing service franchisor in June 2017.The original "Uber-for-Lawns" Robin business was sold to Porch.com on June 30, 2017 so the company could focus on robotic-mowing-as-a-service. In this transaction, we maintained the rights to the Robin brand, our technology platform named Aviator, all assets related to the robotic mowing business, our IP includes trademarks and patents.

The Company's Products and/or Services

Product / Service	Description	Current Market
Robotic Lawn Service	A robotic lawn mower is installed at customer's homes to maintain the lawn, and our human crews visit on a weekly or bi-weekly basis to take care of edging, trimming, weeding and other yard care needs.	Dallas-Ft. Worth, TX
Robin Autopilot Franchise	We have franchised the Robin Autopilot system and sell exclusive territories to	Kalamazoo, MI Westfield, NJ Cary, NC

	independent business owners licensed to run our system under the Robin brand.	Lubbock, TX Orlando, FL Abilene, TX

We plan to continue to expand the Robin Autopilot franchise business nationwide and may add additional home services to our offering as we grow.

We sell directly to consumers through our website at www.robinautopilot.com and market through digital and print channels, as well as our Robin Rewards customer referral program. We're offering franchises as well, primarily through digital advertising channels.

Competition

The Company's primary competitors are Mowbot, Autmow, The Ground Guys, and traditional residential landscapers.

The landscaping services industry is over $88 billion annually world-wide,[1] and has a highly-fragmented supply base.[2] While other companies are starting to offer robotic mowing services like ours, we have already begun with over 200 robots installed, an exclusive investment and partnership with one of the leading U.S.-based providers of robotic mowers, and our patent-pending robot door for securely accessing yards separated by fences. We expect more competitors to enter our market as robotic mowers grow in the U.S., but for the foreseeable future the vast majority of our competition will come from traditional mowing crews.

Customer Base

The company's customers are primarily residential homes in suburban areas with yards ranging from 2,000-50,000 square feet. of grass. We offer services to commercial clients as well but, our primary focus is in the highly fragmented residential market.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Country
15/886,805	Automated Secure Door for Robotic Mower	A doorway system for a robotic vehicle that accesses a separated area through a barrier that has a doorway formed through it. The system includes a wireless transmitter that transmits an electronic signal from the robotic vehicle, and door movable disposed within the doorway, between a closed	February 2, 2017	United States

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[1]https://www.ibisworld.com/industry-trends/market-research-reports/administration-business-support-waste-management-services/administrative/landscaping-services.html
[2] https://www.totallandscapecare.com/landscaping-blog/landscaping-industry-image/

		position and open position. A doorway device with a wireless receiver that is coupled to a locking mechanism is configured to selectively engage and lock the door at the closed position, and unlock the door upon the receipt of the electronic signal by the wireless receiver. Movement of the robotic vehicle toward the doorway device enables communication of the electronic signal from the wireless transmitter to the wireless receiver. Upon passage of the robotic vehicle through the doorway to the separated area, and return of the door to the closed position, the controller controls the locking mechanism to engage and lock the door.		
16/050,256	Ground Wire Guidance System for Robotic Vehicle with Doorway Access	Methods for implementing an in-ground perimeter wire system that permits certain vehicles, including robotic lawnmowers, to pass through barriers, and including barrier door access control.	November 7, 2017	United States
62582496	Proximity Sensor for Robotic Mowers	A system and method for detecting the presence of certain vehicles, including robotic lawnmowers, and selectively permitting the vehicle to pass through a barrier using a sensor such as a magnetometer.	November 7, 2017	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87657515	IC 007. US 013 019 021 023 031 034 035. G & S: Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: Lawn and yard care services	Robin Autopilot logo (design - black & white)	October 24, 2017	N/A	United States

87657550	IC 007. US 013 019 021 023 031 034 035. G & S: Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: Lawn and yard care services	Robin Autopilot logo (design - blue & white)	October 24, 2017	N/A	United States
87676392	C 007. US 013 019 021 023 031 034 035. G & S: Robots for robotic lawn and yard maintenance 044. US 100 101. G & S: Lawn and yard care services, namely,	Robin Autopilot (word)	November 8, 2017	N/A	United States
87157970	IC 007. US 013 019 021 023 031 034 035. G & S: (Based on Intent to Use) Robots for robotic lawn and yard maintenance; IC 044. US	No More Pain In The Grass (word)	September 1, 2016	N/A	United States

	100 101. G & S: (Based on Use in Commerce) Lawn and yard care services				
87157950	IC 007. US 013 019 021 023 031 034 035. G & S: (Based on Intent to Use) Robots for robotic lawn and yard maintenance; IC 044. US 100 101. G & S: (Based on Use in Commerce) Lawn and yard care services,	Put Your Lawn on Autopilot (word)	September 1, 2016	N/A	United States

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals.

Litigation
The Company is not subject to litigation.

Other

The Company's principal address is 4801 Spring Valley Suite 20, Farmers Branch, TX 75244

The Company has the following additional addresses:

The Company conducts business in Texas, Michigan New Jersey, North Carolina and Florida.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Robin Autopilot USA, LLC	Limited Liability Company	Texas	October 26, 2017	100.0%

Coralview Technologies, LLC	Limited Liability Company	Texas	October 27, 2017	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	0.00%	$0	0.00%	$0
Campaign marketing expenses or related reimbursement	40.00%	$20,000	20.00%	$50,000
General Marketing	40.00%	$20,000	20.00%	$50,000
Manufacturing	0.00%	$0	10.00%	$25,000
Future Wages	0.00%	$0	30.00%	$75,000
General Working Capital	20.00%	$10,000	20.0%	$50,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

* The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as business conditions change and as our business evolves. Management in collaboration with the Board of Directors will determine whether the proceeds can be used to more effectively increase the valuation of the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
William Buchanan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, March 2016– Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
William has served as the Managing Director of the American Servicing and Recovery Group since 2008.

Name
Scott Harper

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; January 2015–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Scott is the Founder and Chief Executive Officer of Dialexa, Inc., since 2008.

Name
Mahmoud Haidar

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; January 2015– Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mahmoud is the Founder and Chief Executive Officer of Vinli, Inc., since 2014. Additionally, Mahmoud is the Founder and serves as the Chairman of Dialexa, Inc., since 2008.

Name
Christopher Moll

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, April 2018-–Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Christopher is the Vice President of Corporate Development and Sales and Operations Planning to MTD Products since 2016 and 2012, respectively.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Justin Crandall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member, Chief Executive Officer, January 2015– Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Justin is responsible for the Company's business strategy and execution.

Name
Bart Lomont

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, January 2017– Present
Vice President of Operations, January 2015 to December 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As the Vice President of Operations, Bart was responsible for managing the day-to-day operations of the Company. Currently, as the Chief Operating Officer, Bart is responsible for the Company's franchise development efforts.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is currently authorized to issue ten million (10,000,000) shares of common stock, par value of $0.0001 (the "***Common Stock***"), pursuant to its Certificate of Incorporation, filed on December 22, 2014.

The Company has issued the following outstanding Securities:

Common Stock

On January 1, 2015, in reliance on the Section 4(a)(2) exemption from registration under the Securities Act of 1933, as amended (the "***Securities Act***") the Company entered into three Restricted Stock Purchase Agreements for the aggregate sale of 6,000,000 shares of Common Stock at a price of $0.00002 per share for the aggregate proceeds of $120.00.

As of the date of this Form C, there are a total of 6,049,850 shares of the Company's Common Stock issued and outstanding.

Employee Stock Option Plan

On January 1, 2015, the Company adopted and approved its 2015 Stock Plan (the "***Stock Plan***") to incentivize the Company's employees, directors, and consultants. The aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Stock Plan shall not exceed 300,000 shares.

Options

Between March 2015 and October 2017, the Company entered into series of thirteen (13) stock option agreements pursuant to its Stock Plan for the right to purchase an aggregate of 296,694 shares of the Company's Common Stock. One (1) grant recipient has since forfeited its option to purchase 9,844 shares. Eight (8) recipients have since exercised their options to purchase an aggregate of 49,850 shares of the Company's Common Stock for the aggregate purchase amount $1,998.5. As of the date of this Form C, 237,000 options have not been exercised and remain outstanding.

Convertible Notes:

First Convertible Note Round

Between January 27, 2015 and April 13, 2015, the Company issued a series of convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $1,100,000.00 bearing interest at four percent (4.0%) per annum with a maturity date of January 31, 2019 (the "***First Convertible Note Round***"). The Company subsequently extended the maturity date to January 31, 2021 (the "***Maturity Date***"). The proceeds from the First Convertible Note Round were used to develop the Company's original Uber-for-Lawns platform for Robin Lawn Care. Specifically, the proceeds were used for marketing, customer acquisition, employee salaries, and overhead costs.

Pursuant to the terms of the securities sold in the First Convertible Note Round, the securities will convert in the following scenarios:

a. *Automatic Conversion in a Qualified Financing.* A "Qualified Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $1,000,000 excluding any and all notes

which are converted into preferred stock (including the securities and the other securities issued under the First Convertible Note Round), and with the principal purpose of raising capital. In the event the Company consummates, prior to the Maturity Date, an equity financing, then:

i. The outstanding principal amount of and all accrued and unpaid interest under the security shall automatically convert into a number of shares of preferred equal to the quotient obtained by dividing (x) the principal balance by (y) eighty percent (80%) of the per share price of the preferred stock, rounded down to the nearest whole share; or

ii. In the event that the Company's pre-money valuation in the Qualified Equity Financing exceeds $6,000,000, the principal balance shall automatically convert into a total number of preferred shares equal to the principal balance divided by the maximum conversion price rounded down to the nearest whole share. The "Maximum Conversion Price" is equal to (x) the Price Cap divided by (y) the Fully Diluted Capitalization of the Company as of immediately prior to the initial closing of the Qualified Equity Financing (excluding all notes which are converted into preferred stock in connection with the Qualified Equity Financing (including the securities). The "Price Cap" means the Company's pre-money valuation in the Qualified Equity Financing exceeds $6,000,000. The "Fully Diluted Capitalization" means the total number of shares of outstanding common stock (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants).

b. *Automatic Conversion if a Qualified Financing Does Not Occur:* In the event that the securities have not converted prior to the Maturity Date, then on the Maturity Date the principal balance will convert into that number of shares of common stock as is determined by dividing the principal balance by the per share priced obtained by dividing (x) $2,500,000 by (y) the fully diluted capitalization of the Company as of immediately prior to the Maturity Date (including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable, but excluding all notes which are converted into capital stock on the Maturity Date (including the securities and the other securities issued under the First Convertible Note Round)).

c. *Voluntary Conversion upon a Change of Control or Initial Public Offering:* If a change of control occurs or an initial public offering occurs, then security holder has the right, at investor's option, to convert the principal balance (calculated as of immediately prior to such change of control or initial public offering) into fully paid and nonassessable shares of common stock at a price per share equal to the quotient obtained by dividing (x) the Price Cap by (y) the Fully Diluted Capitalization of the Company as of immediately prior to the change of control or initial public offering.

d. *Voluntary Conversion upon Election of Investors:* In the event that a Majority in Interest of Investors elect to convert their Notes shall be so converted. A "Majority in Interest of Investors" shall mean Persons holding more than fifty percent (50%) of the aggregate outstanding principal amount of all securities.

Second Convertible Note Round
Between May 4, 2016 and March 17, 2016, the Company issued a series of convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $1,420,000.00 bearing interest four percent (4.0%) per annum with a maturity date of January 31, 2019. The Company subsequently extended the maturity date to January 31, 2021 (the "*Maturity Date*"). The proceeds from the Second Convertible Note Round were used to develop the Company's original Uber-for-Lawns platform for Robin Lawn

Care. Specifically, the proceeds were used for marketing, customer acquisition, employee salaries, and overhead costs.

Pursuant to the terms of the securities sold in the First Convertible Note Round, the securities will convert in the following scenarios:

a. *Automatic Conversion in a Qualified Financing.* A "Qualified Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $3,000,000 excluding any and all notes which are converted into preferred stock (including the securities and the other securities issued under the Second Convertible Note Round), and with the principal purpose of raising capital. In the event the Company consummates, prior to the Maturity Date, an equity financing, then:

i. The outstanding principal amount of and all accrued and unpaid interest under the security shall automatically convert into a number of shares of preferred equal to the quotient obtained by dividing (x) the principal balance by (y) eighty percent (80%) of the per share price of the preferred stock, rounded down to the nearest whole share; or

ii. In the event that the Company's pre-money valuation in the Qualified Equity Financing exceeds $6,000,000, the principal balance shall automatically convert into a total number of preferred shares equal to the principal balance divided by the maximum conversion price rounded down to the nearest whole share. The "Maximum Conversion Price" is equal to (x) the Price Cap minus the principal balance of all the notes issued under the Second Convertible Note Round, divided by (y) the Fully Diluted Capitalization of the Company as of immediately prior to the initial closing of the Qualified Equity Financing (excluding all notes which are converted into preferred stock in connection with the Qualified Equity Financing (including the securities). The "Price Cap" means the Company's pre-money valuation in the Qualified Equity Financing exceeds $6,000,000. The "Fully Diluted Capitalization" means the total number of shares of outstanding common stock (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants).

b. *Automatic Conversion if a Qualified Financing Does Not Occur:* In the event that the securities have not converted prior to the Maturity Date, then on the Maturity Date the principal balance will convert into that number of shares of common stock as is determined by dividing the principal balance by the per share priced obtained by dividing (x) $2,500,000 by (y) the fully diluted capitalization of the Company as of immediately prior to the Maturity Date (including the shares reserved or authorized for issuance under the Company's equity incentive plan, if applicable, but excluding all notes which are converted into capital stock on the Maturity Date (including the securities and the other securities issued under the Second Convertible Note Round)).

c. *Voluntary Conversion upon a Change of Control or Initial Public Offering:* If a change of control occurs or an initial public offering occurs, then security holder has the right, at investor's option, to convert the principal balance (calculated as of immediately prior to such change of control or initial public offering) into fully paid and nonassessable shares of common stock at a price per share equal to the quotient obtained by dividing (x) the Price Cap by (y) the Fully Diluted Capitalization of the Company as of immediately prior to the change of control or initial public offering.

d. *Voluntary Conversion upon Election of Investors:* In the event that a Majority in Interest of Investors elect to convert their Notes shall be so converted. A "Majority in Interest of Investors"

shall mean Persons holding more than fifty percent (50%) of the aggregate outstanding principal amount of all securities.

Third Convertible Note Round
Between February 8, 2017 and March 29, 2017, the Company issued a series of convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $705,000.00 bearing interest at four percent (4.0%) per annum with a maturity date of January 31, 2019 (the "***Third Convertible Note Round***"). The proceeds from the Third Convertible Note Round were used to fund the development, marketing, and sales of the Robin Autopilot robotic service and the development of our patented technology. The Company subsequently extended the maturity date to January 31, 2021 (the "***Maturity Date***") and amended the definition of "Requisite Holder" to sixty-five percent (65.0%).

Pursuant to the terms of the securities sold in the Third Convertible Note Round, the securities will convert in the following scenarios:

a. *Automatic Conversion in a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the securities and all accrued and unpaid interest on the securities shall automatically convert into fully paid and nonassessable shares of the capital stock issued in such Qualified Financing at the Conversion Price. A "Qualified Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such capital stock, or otherwise cancelled in consideration for the issuance of such capital stock) with the principal purpose of raising capital. "Conversion Price" shall mean the lower of (i) 80% of the price per share paid by other purchasers in the applicable financing or (ii) the price per share of the Company's outstanding equity assuming a $10,000,000 valuation (obtained by dividing $10,000,000 by the Company's Fully-Diluted Capitalization immediately prior to the initial closing of the Qualified Financing). The "Fully Diluted Capitalization" means the total number of shares of outstanding common stock and exercise of all outstanding options and warrants, but excluding all securities into which the notes in the Third Convertible Note Round have been or may be converted and any securities into which the convertible promissory notes under First and Second Convertible Note Rounds have been or may be converted.

b. *Voluntary Conversion if a Qualified Financing Does Not Occur.* In the event that the securities have not converted on or prior to the Maturity Date, then at such time thereafter as designated by the investor while the security remains outstanding, the investor will have the option to convert the unpaid balance into that number of shares of Common Stock of the Company as is determined by dividing the unpaid balance by the Voluntary Conversion Price. The "Voluntary Conversion Price" means the price per share of the Company's outstanding equity assuming a $10,000,000 valuation (obtained by dividing $10,000,000 by the Company's Fully-Diluted Capitalization immediately prior to the Voluntary Maturity Conversion or Liquidation Event, as the case may be).

c. *Conversion upon a Change of Control or Initial Public Offering.* In the event of a Liquidation Event which occurs prior to the conversion of the Notes and upon receiving notice from the Company of such Liquidation Event, the note holder may, at its sole option within 30 days of the Company Notice either (i) convert the unpaid Balance into that number of shares of Common Stock of the Company as is determined by dividing the Unpaid Balance by the Voluntary

Conversion Price immediately prior to the Liquidation Event by written notice to the Company or (ii) receive full repayment of the unpaid Balance. A "Liquidation Event" means a change of control, any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or the closing of the Company's first public offering of the Company's common stock registered under the Securities Act.

Subsequent Third Convertible Note Round

On April 11, 2018, the Company issued a series of convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act for an aggregate principal amount of $983,030 bearing interest at four percent (4.0%) per annum with a maturity date of January 31, 2021 (the "***Subsequent Third Convertible Note Round")***. The proceeds from the Subsequent Third Convertible Note Round were used to develop the Company's franchise operations, including consulting, legal, and development.

Pursuant to the terms of the securities sold in the Subsequent Third Convertible Note Round, the securities will convert in the following scenarios:

a. *Automatic Conversion in a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of the securities and all accrued and unpaid interest on the securities shall automatically convert into fully paid and nonassessable shares of the capital stock issued in such Qualified Financing at the Conversion Price. A "Qualified Financing" means a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such capital stock, or otherwise cancelled in consideration for the issuance of such capital stock) with the principal purpose of raising capital. "Conversion Price" shall mean the lower of (i) 80% of the price per share paid by other purchasers in the applicable financing or (ii) the price per share of the Company's outstanding equity assuming a $10,000,000 valuation (obtained by dividing $10,000,000 by the Company's Fully-Diluted Capitalization immediately prior to the initial closing of the Qualified Financing). The "Fully Diluted Capitalization" means the total number of shares of outstanding common stock and exercise of all outstanding options and warrants, but excluding all securities into which the notes in the Subsequent Third Convertible Note Round have been or may be converted and any securities into which the convertible promissory notes under First and Second Convertible Note Rounds have been or may be converted.

b. *Voluntary Conversion if a Qualified Financing Does Not Occur.* In the event that the securities have not converted on or prior to the Maturity Date, then at such time thereafter as designated by the investor while the security remains outstanding, the investor will have the option to convert the unpaid balance into that number of shares of Common Stock of the Company as is determined by dividing the unpaid balance by the Voluntary Conversion Price. The "Voluntary Conversion Price" means the price per share of the Company's outstanding equity assuming a $10,000,000 valuation (obtained by dividing $10,000,000 by the Company's Fully-Diluted Capitalization immediately prior to the Voluntary Maturity Conversion or Liquidation Event, as the case may be).

c. *Conversion upon a Change of Control or Initial Public Offering.* In the event of a Liquidation Event which occurs prior to the conversion of the Notes and upon receiving notice from the Company of such Liquidation Event, the note holder may, at its sole option within 30 days of the Company Notice either (i) convert the unpaid Balance into that number of shares of Common Stock of the Company as is determined by dividing the Unpaid Balance by the Voluntary

Conversion Price immediately prior to the Liquidation Event by written notice to the Company or (ii) receive full repayment of the unpaid Balance. A "Liquidation Event" means a change of control, any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or the closing of the Company's first public offering of the Company's common stock registered under the Securities Act.

As of the date of this Form C, all of the Convertible Note securities remain outstanding.

Ownership
100% of the Company is owned by the founders and employees of Robin Technologies. The founders Justin Crandall, Bart Lomont and Dialexa, Inc. collectively own 95% of the Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dialexa, Inc.	43.0%
Justin Crandall	37.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Over the next 12 months, we intend to focus on the growth of the franchise business. We expect that franchise license fees will be our primary source of cash for the next 3 to 5 years as we grow the recurring revenue from royalties paid by existing franchise owners. We are recruiting, signing, and training new franchise owners, and will be helping them to grow their business faster through initiatives targeted at marketing and sales to end customers.

We generate substantially all of our revenue from the sale of the Company's franchise

The Company expects to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $1,523,213.00 and $1,479,337.00_for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $283,088.00 in gross profit, resulting in a net income of $-1,357,691.00. In 2017, the Company generated $155,085.00 in gross profit, resulting in a net income of $-941,175.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $310,041.00 and $159,703.00 for the years ended December 31, 2017 and 2016, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $238,849.00 and $363,756.00 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The offering proceeds will help us to market and recruit more franchise owners to buy into the Robin Autopilot franchise system, which will help us generate cash-flow for the business and help us reach profitability. With the proceeds from the Offering, we also plan to hire additional staff to support this objective. The additional liquidity will also allow us to better negotiate financing terms on the robotic mowers as we scale.

The company does not have any additional sources of capital other than the proceeds from the Offering.

The Offering proceeds are not essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $343,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $10,000.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future:

MTD Products, manufacturer of such brands as Cub Cadet, Troy-Bilt, and Robomow, invested $500,000 under a convertible note in April 2018. Under this agreement, Robin Technologies is committed to spending at least $500,000 on MTD's robotic mowers. Currently, the Company has spent approximately $250,000 with the remaining $250,000 in cash restricted on our balance sheet for this purpose. There is no required timeline for spending this money, but the expectation is that we will meet this commitment during 2019 as our franchise count grows and as the franchisee's customer count and need for mowers grows.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 250,000 units of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 10, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVentures Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$10,000,000.00

Discount

20.0%

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Note, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the

Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
These Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under these Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities of the Company
The Certificate of Incorporation, filed on December 22, 2014, governs the covenants and conditions upon which issued and outstanding equity interest in the Company may vote, be transferred and/or sold.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mick Lomont, David Harper, Craig Harper
Relationship to the Company	The Company's founders' families
Total amount of money involved	$225,000.00
Benefits or compensation received by Company	Cash as part of the convertible note fundraising.
Description of the transaction	The founders' family members were investors in the First Convertible Note Round

Conflicts of Interest
To the best of its knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Justin Crandall
(Signature)

Justin Crandall
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Justin Crandall
(Signature)

Justin Crandall
(Name)

Chief Executive Officer
(Title)

October 2, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/William Buchanan_____
(Signature)

William Buchanan_____
(Name)

Director_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/William Buchanan _____
(Signature)

William Buchanan_____
(Name)

Director_____
(Title)

October 2, 2018_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott Harper_____
(Signature)

Scott Harper_____
(Name)

Director_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Scott Harper_____
(Signature)

Scott Harper_____
(Name)

Director_____
(Title)

October 2, 2018_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mahmoud Haidar_____
(Signature)

Mahmoud Haidar_____
(Name)

Director_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mahmoud Haidar_____
(Signature)

Mahmoud Haidar_____
(Name)

Director_____
(Title)

October 2, 2018_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christopher Moll_____
(Signature)

Christopher Moll_____
(Name)

Director_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Christopher Moll_____
(Signature)

Christopher Moll_____
(Name)

Director_____
(Title)

October 2, 2018_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

ROBIN TECHNOLOGIES, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 26, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Robin Technologies, Inc.
Grapevine, TX

We have reviewed the accompanying financial statements of Robin Technologies, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 26, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ROBIN TECHNOLOGIES, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

ASSETS

	2017	2016
CURRENT ASSETS		
Cash	$ 191,567	$ 440,246
Other Current Assets	88,109	23,569
TOTAL CURRENT ASSETS	279,676	463,815
NON-CURRENT ASSETS		
Property And Equipment	115,383	-
Investments	53,750	-
Intangible Assets	12,452	10,750
Accumulated Depreciation	(114,936)	(896)
TOTAL NON-CURRENT ASSETS	66,649	9,854
TOTAL ASSETS	346,325	473,669

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	63,681	38,815
Other Liabilities	19,874	59,406
TOTAL CURRENT LIABILITIES	83,555	98,221
NON-CURRENT LIABILITIES		
Convertible Note	3,472,766	2,644,269
TOTAL NON-CURRENT LIABILITIES	3,472,766	2,644,269
TOTAL LIABILITIES	3,556,321	2,742,490
SHAREHOLDERS' EQUITY		
Common Stock (6,049,850 shares issued;	60	60
6,300,000 authorized; $0.00001 par value)		
Retained Earnings (Deficit)	(3,210,057)	(2,268,882)
TOTAL SHAREHOLDERS' EQUITY	(3,209,996)	(2,268,821)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 346,325	$ 473,669

Reviewed- See accompanying notes.

1

ROBIN TECHNOLOGIES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 1,700,421	$ 2,741,516
Cost of Goods Sold	(1,545,336)	(2,458,428)
Gross Profit	155,085	283,088
Operating Expense		
Salaries & Wages	767,483	505,691
General & Administrative	310,041	159,703
Selling & Marketing	238,849	363,756
Depreciation & Amortization	114,036	896
Legal & Professional	81,116	82,830
Research & Development	11,688	366,461
	1,523,213	1,479,337
Net Income from Operations	(1,368,128)	(1,196,249)
Other Income (Expense)		
Interest Expense	(123,496)	(86,375)
Interest Income	-	2,396
Tax Expense	(9,235)	(77,463)
Other Income	559,684	-
Net Income	$ (941,175)	$ (1,357,691)

ROBIN TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (941,175)	$ (1,357,691)
Depreciation & Amortization	114,041	896
Prepaid Expense & Other Assets	(64,541)	(16,334)
Changes in Accounts Payable	24,866	32,583
Changes in Accrued Liabilities and Other Liabilities	(39,534)	56,834
Net Cash Flows From Operating Activities	(906,343)	(1,283,712)
Cash Flows From Investing Activities		
Change in Property and Equipment	(115,383)	-
Change in Intangible Assets	(1,702)	(10,750)
Change in Investment	(53,750)	-
Net Cash Flows From Investing Activities	(170,835)	(10,750)
Cash Flows From Financing Activities		
Changes in Convertible Notes	828,499	1,506,254
Net Cash Flows From Financing Activities	828,499	1,506,254
Cash at Beginning of Period	440,246	228,455
Net Increase (Decrease) In Cash	(248,679)	211,791
Cash at End of Period	$ 191,567	$ 440,246

ROBIN TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
BEGINNING MEMBERS' EQUITY	(2,268,821)	(911,130)
Issuance of Common Stock	-	-
Change in Contributed Capital	-	-
Net Income(Loss)	(941,175)	(1,357,691)
ENDING EQUITY	(3,209,996)	(2,268,821)

ROBIN TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017 AND 2016

———————

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Robin Technology, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company provides yard and landscaping services, while leveraging autonomous lawn mowers.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses during the years ended December 31, 2017, and 2016.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. Management has implemented a franchise business model in which the sale of franchise territories leads to generating the necessary cash to self-fund the Company. Management also plans to raise funds with a Reg CF crowdfunding effort.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 26, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and

collectability is reasonably assured.

Other Income

Other Income consisted of revenue received from the sale of certain intangible assets in June of 2017.

Other Current Assets

Other Current Assets consist of pre-paid expenses and consideration to be received for the sale of intangible assets.

Investments

Investments are comprised of shares that were received by Porch.com, Inc. after a transfer of assets to Porch.com, Inc. by the Company. The shares are carried at historical cost.

Subsidiaries

The Company created two subsidiaries in October 2017. The entities will be used for the Company's franchising operations. The two entities have not commenced principle operations.

Lease

In 2017, the Company entered into a non-cancellable operating lease for 50 robotic lawn mowers for a term of four years. Future minimum payments due under the lease are as follows:

2018: $33,000
2019: $33,000
2020: $33,000
2021: $22,000

Intangible Assets

Intangible assets consist of research and development costs capitalized by the Company. Intangible assets are depreciated on a straight-line basis over management's estimate of the economically useful life of each asset. Depreciation expense for intangible assets for years 2017 and 2016 were $4,810 and $896, respectively.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,500 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Depreciation expense for fixed assets for years 2017 and 2016 were $110,129 and $0, respectively.

Fixed assets consist autonomous lawn mowers on a capital lease and a vehicle.

Rent

The Company currently pays rent on a month to month basis.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and sales tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE D- DEBT

The Company has issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations. The notes accrue interest at the rate of 4% per annum and are payable on January 31, 2019. The outstanding balance of these notes is $4,219,712. The debt may convert into common shares under certain pre-defined conditions such as completion of a qualified financing event, a liquidation event, or a maturity conversion. In a conversion event, the shares could be issues at a 20% discount. The Company has subsequently amended the maturity dates to January 31, 2021.

In April 2018 the Company sold an additional $985,000 in convertible notes on substantially similar terms to those existing as of December 31, 2017.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 26, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



MicroVentures



Company: Robin Autopilot

Market: Lawn Care Service

Product: Robotic Lawn Care Franchise

Company Highlights

- The company has acquired 15,000+ lawn care customers, including 200+ robot customers
- Has executed 195,000+ jobs and built a platform to manage scheduling and billing
- Has received 3,000+ franchise owner inquiries and has sold its first 6 franchises in 2018
- Reached monthly revenue of $90,000+ in May 2018

COMPANY SUMMARY

Opportunity

In a survey conducted by market research group Mintel, 90% of respondents believed that an attractive lawn and garden increased their home value.[i] However, proper landscaping and lawn care can be difficult to maintain, it also contributes large amounts of pollution to the environment. According to the U.S. Environmental Protection Agency (EPA), Americans burn 800 million gallons of fossil fuels a year cutting their lawns, and gas lawn equipment contributes up to 5% of the nation's air pollution.[ii] Lawn and garden equipment can also be very noisy. According to the Noise Free America Coalition, gas powered mowers can generate audible noise levels of 82 to 90 decibels, while a running hedge trimmer can generate noise levels of 103 decibels. Exposure to this level of noise for two hours or more can cause hearing damage.[iii] Rain and unreliable maintenance crews can also make it difficult for those in the lawn care industry to manage day-to-day operations.

Founded in 2015, Robin Autopilot™ aims to solve the problems inherent in the lawn care business with battery-powered autonomous lawn mowing robots and other battery-powered equipment. The company began with an "Uber-for-lawns" on-demand business model, completing more than 195,000 lawn care jobs over its first two years. It was in this time that founders Justin Crandall and Bart Lomont experienced many of the challenges present in the lawn care industry. After appearing on ABC's Shark Tank in November 2017, the founders decided to fully commit to the future with a robotic mowing-as-a-service franchise business. They sold off the "Uber-for-lawns" portion of the business to Porch.com, but retained the rights to the company's brand, intellectual property, and the robotic mowing business.




Product

Robin Autopilot is a robotic lawn service that combines autonomous lawn mower technology with human crews to provide residential customers with comprehensive lawn care. The company has partnered with the Modern Tool and Die Company (MTD)—makers of the Cub Cadet and Troy-Bilt brands—and their affiliate, Robomow, to supply the robotic mowers and associated devices to franchisees across the country.



The company's flagship business—the monthly subscription-based lawn care service—requires customers to pay a monthly fee to have a robot installed at their property that will handle daily mowing, while the company maintains the robot, guards against theft with GPS-enabled tracking, and handles any product issues and warranty repairs. Robin Autopilot also provides services for edging, trimming, weeding, shrub trimming, and other yard care needs. The company delivers these services itself within a territory in the Dallas-Fort Worth market and sells exclusive territory rights to franchisees in other markets. The company receives fees—up-front—for new franchises, ongoing royalty fees on a franchise's gross revenue, and fees for technology and hardware sales.



Through their partnership with MTD/Robomow, the company supplies Robomow's complete line of autonomous mowers, including RS and RC models. The RS model line has a mowing width of 56cm and a mowing height of 0.78in to 3.14in. It has 26V 6.0 Lithium battery with a charging time of 120 minutes and a working time of 50 to 70


minutes. It uses 400 watts of power and can operate on slopes of up to 20 degrees. The mower also features modular design, a rain sensor, snap on blades, a floating deck, the Robomow app, and silver-plated parts.[iv] Of the three mowers in the RS model line, the RS-630 is the largest and can handle lawns up to 3/4 of an acre, while the RS-622 is designed for lawns of 1/2 an acre. The RS-612 is suitable for smaller yards of about 1/4 of an acre.[v]



Robin Autopilot also uses the RC-308 model line which has a mowing width of 28cm and a mowing height of 0.59in to 2.36in. It has 26V 6.0 Lithium battery with a charging time of 70 to 90 minutes and a working time of 60 to 70 minutes. It uses 200 watts of power and can operate on slopes of up to 36 degrees. The mower also features modular design, a rain sensor, a child lock, a turbomow increased power setting, and the Robomow app.[vi]

The Robot Door

For those customers with children or pets, Robin Autopilot has invented a patent-pending electronically controlled door that allows a robot mower to pass through a fence and access both front and back lawns while keeping kids and pets inside. The door system is equipped with a sensor to determine when the robot is trying to pass through the door, and a transmitter that emits an electronic signal that disengages a locking mechanism when the mower is in close proximity. Once the robotic mower passes through and moves away, the lock reengages and secures the door in a closed position. The company has filed three patents related to this technology thus far.



The Robin Franchise

Robin Autopilot plans to expand nationwide through a franchising model. After initiating this model earlier this year the company has since sold 6 franchises and 9 territories, with a pipeline of over 3,000 interested franchise owners. An online portal has been designed to help sell franchise opportunities directly to candidates at www.robinfranchise.com, with a link from the main website at www.robinautopilot.com as well. The company is promoting the opportunity through both digital and print channels, as well as franchise brokers.


robin
AUTOPILOT
Mission & Model
Why Robin
Support
Ideal Candidate
Investment
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The current franchise plan is designed to carve out exclusive rights to operate in a geographic territory of approximately 30,000 single family residences, with rights reserved for each assigned franchisee to offer



residential, commercial, and municipal property landscaping services. Each franchise business will be designed to operate in accordance with the parent company's proprietary business format and system. Distinguishing features include the Robin Autopilot name, trademarks, color scheme, graphics and materials, specially designed equipment, a community and social networking presence, access to exclusive pricing, financing and warranty terms on robot mower equipment, the patent-pending robot door, and more. Franchise owners receive support from the Robin Autopilot corporate team, and have access to marketing, technology, operations training, robotic mowers, and vehicle decal wraps.



No More Pain in the Grass™
Robotic Lawn Care Service
robin
AUTOPILOT
• Robotic Mowing Service • Edging
• Trimming • Bed Weeding
GET $50 FOR EACH REFERRAL!
YOU'VE EARNED 70 ROBIN EGGS
SHARE YOUR REFERRAL LINK:
facebook 30 EGGS Share
5 EGGS Share
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LinkedIn 20 EGGS Share
Email 5 EGGS Share
What's in it for you
Robin Autopilot
Did You Know: Just 1 gas mower emits as much pollution as 11 CARS! Time for an eco-friendly robotic lawn service that is emissions-free, reliable and just $19/week!
Put Your Lawn on Autopilot
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No More Pain in the Grass!™
robin
AUTOPILOT
Robotic Lawn Service
robinautopilot.com
855.910.8780
Eco-Friendly. Reliable. Affordable.

The Robin Training Program

Prior to a franchise's official launch date, one to two members of the newly formed entity must attend and complete the Robin Autopilot franchisee training program. The training takes place over five days and entails nine hours of classroom coursework, 35 hours of in-the-field training, and an additional six hours of video-conference training. Franchisees can expect to go over the Robin Autopilot system, the company's vision and values, mower supplies and equipment, marketing, business planning, accounting and reporting, best practices, and crew management. The training coursework takes franchisees out into the field to learn the mower and perimeter wire installation process, installation of the patent-pending door technology, and field work maintenance. Instructors for the training program are the CEO, the COO, the Vice President of Engineering, and other members of the


Robin Autopilot team. Each individual has experience operating the company's robotic mowing service and has trained employees across all sections of the business.





Franchising Fees

The total investment required to begin a typical Robin Autopilot franchise ranges from $49,850 to $111,600. This is inclusive of an initial franchise fee of $29,000 that is paid directly to the company and is required to execute a new franchise agreement. Additionally, a fee of $1,400 is assessed to set up a website landing page, and to provide access to Robin Autopilot's cloud-based business management software, Robin Aviator. The initial robot package fee—consisting of 12 robotic mowers with a $150 deposit on each—costs franchisees $1,800. However, franchisees are expected to scale up their volume of customers and robots to more than 100 units within the first year of business.

In addition to the initial franchise license fees, franchisees pay 6% of their gross revenue as a royalty fee to Robin Autopilot, and there is a monthly technology fee of $300. The company also earns a portion of the transaction from the sale of robotic mowers and interest fees on the financing of the robots.

Use of Proceeds and Product Roadmap

Robin Autopilot has developed its own monthly subscription-based business model and has created a franchise-based business model to help expansion efforts across the nation. The funds raised will be used to scale its plan to offer franchising opportunities. If Robin Autopilot raises the maximum amount of $250,000, it estimates using the proceeds primarily for future wages ($75,000), campaign marketing for recruiting franchise buyers ($50,000), general marketing ($50,000), general working capital ($50,000), and manufacturing of robot doors ($25,000). If Robin Autopilot raises the minimum amount $50,000 it estimates using the proceeds primarily for campaign marketing for recruiting franchise buyers ($20,000), general marketing ($20,000), and general working capital ($10,000).


If Minimum ($50,000) is Raised
40%
40%
20%
Campaign Marketing
General Marketing
General Working Capital


If Maximum ($250,000) is Raised
30%
20%
20%
20%
10%
Future Wages
Campaign Marketing
General Marketing
General Working Capital
Manufacturing

Business Model

Robin Autopilot's primary business model is the sale and support of its franchise system. The primary sources of revenue over the next few years is expected to come from licensing fees from new franchise owners and the sale of robotic mowers to those franchisees. Once established, Robin Autopilot will receive a 6% royalty fee on all franchisee gross revenue.

In a typical installation, the franchisee will set up a mower unit and its docking station at a customer's residence and will return to maintain the edging, trimming, weeding, and other lawn care needs on a weekly or bi-weekly basis for a total of $95 to 199 per month. Customers can opt for three standard service packages of Silver, Gold or Platinum, in addition to custom add-on services such as leaf cleanups, mulch replacement, planting, and other typical yard care services.

Although prices may vary based on the location and services provided by the franchisee, they will typically fall into the following ranges:

- The Silver package which consists of robot mower maintenance, repairs and insurance costs $95 to $125 per month for lawns up to 1/3 acre.


- The Gold package, which adds biweekly edging/trimming to the Silver plan, costs $135 to $165 per month for lawns up to 1/3 acre.
- The Platinum package, which adds 2 hours of bed weeding and shrub trimming to the Gold plan, costs $165 to $199 per month for lawns up to 1/3 acre.

The company's customers are primarily residential homes in suburban areas with yards ranging from 2,000-to-50,000 SQ FT of grass. The company does offer services to commercial clients as well, but its primary focus is on the fragmented residential market.

USER TRACTION

Since inception, Robin Autopilot has provided services for more than 15,000 lawn care customers, which includes over 200 robot mower systems in the Dallas-Fort Worth and Austin areas. Overall, Robin Autopilot has executed over 195,000 jobs for customers since inception.

Since launching the franchise business in early 2018, the company has sold six franchises in nine territories. The company has a pipeline of over 3,000 people interested in purchasing a Robin Autopilot franchise.

HISTORICAL FINANCIALS

In 2017, Robin Autopilot generated $1,700,421 in revenue, versus revenue of $2,741,516 in 2016. In June 2017, the company sold off its "Uber-for-Lawn-Care" business, and annual revenue declined as the company made its transition to the robotic mowing business. Year-to-date as of June 2018, the company has generated $183,220 in revenue.



In 2017, expenses totaled $3,024,744 which is down 23.2% from 2016's total expenses of $3,937,766. This included $1,610,904 related to costs of goods sold (COGS), and $1,413,840 attributed to operating expenses. Within operating costs, the top three expenses were salaries and benefits ($767,483), sales and marketing (238,849), and administrative and office expenses ($190,757). As of June 2018, year-to-date operating expenses



have totaled $647,540 which is down 72.8% over the same time period in 2017. After its June 2017 sale, the company did not have expenses associated with the "Uber-for-Lawn care" business.



In 2017, Robin Autopiloted generated a net loss of $897,370, versus a net loss of $1,357,692 in 2016. Year-to-date as of June 2018, the company has a net loss of $464,320.



INDUSTRY AND MARKET ANALYSIS

According to IBIS World, the U.S. landscaping services industry is expected to generate $88 billion in 2018. It employs approximately 1 million individuals across 511,736 businesses.[vii] In Lawn & Landscapes' 2017 State of the Industry report, a lack of quality labor continues to be a concern in the industry, especially amongst surveyed companies generating over $1 million in revenue. In the report, 42% of respondents had expressed a quality labor shortage as a major concern in the coming years. Still, 75% of contractors surveyed indicated they were confident their business would grow in the future and that landscaping maintenance is the fastest-growing component of their business.[viii]





Source: Lawn & Landscape 2017 State of the Industry report

According to small business management company Jobber, industry experts have stated that entrepreneurs are continuing to enter into the lawn care industry. The company also notes changing customer demographics as younger customers are beginning to enter the market. Lawn care services are having to update their payment processes due to the fact that younger customers may not prefer to write checks. The source also notes that there is a push for businesses to use some form of electronic software to manage clients and scheduling, because customers in this market are seeking rapid responses to service inquires. Battery-powered equipment is also seen as a head-to-head competitor with gas-powered equipment. Lastly, social media was mentioned by survey respondents as an important way to connect with lawn care customers.[ix]

According to research firm Arizton, the robotic lawn mower market was valued at $861.6 million in 2016 and is projected to grow at a compound annual growth rate of 17.14% to reach $2.2 billion by 2022. The expected drivers of this growth will come from an increase in professional landscaping services, an increased adoption of green spaces and green roofs, and the adoption of smart home concepts. Growth in professional landscaping services is due to an aesthetic appeal demanded by commercial and residential lawn owners. Also, the increased production of decorative structures such as ponds, patios, and green winding paths is considered as one of the factors driving demand and boosting growth of the robotic lawn mower market. The increased adoption of green spaces and green roofs is due to factors of rapid urbanization, and the influence of government agencies and non-profit organizations as they push for a more sustainable environment. This support for green roofs across commercial and residential properties is expected to be a growth driver of the robotic mower market. Also, the



adoption of smart home concepts coupled with the enhanced connectedness and the ability to converge robotic technology in homes is forecasted to be a growth driver as well. Lastly, as the expansion of planting areas and the building of new landscape areas occur, the demand for safer automated lawn care equipment is expected to increase.[x]

COMPETITORS

Mowbot: Founded in 2017, Mowbot offers a lawn care service that aims to reduce and eventually eliminate the use of fossil fuels in the lawn care industry. The company makes use of robotic lawn mowers, battery-powered equipment, and electric cars. Its robotic lawn mowers and charging stations reside at a customer's property and are serviced by Mowbot technicians on an as needed basis. Mowbot is offering franchise opportunities across the U.S. with initial investment amounts between $90,280 and $207,680.[xi]

Autmow: Founded in 2015, Autmow sells, installs, services, consults, and offers lawn services with robotic lawn mowers. The company offers free demos, DIY installation guides, and its robotic mower "SmartLawn" leasing program through its branch affiliates in Ohio, Georgia, Indiana, New Jersey, New York, Tennessee, Texas, and Colorado.[xii] Prices to lease a mower start at $19 per week, and customers can add manual human trimming and edging services for a few dollars more.[xiii]

The Ground Guys: Founded in 1987, The Ground Guys began as a shared vision between 10 individuals as Sunshine Grounds Care. In 2010 the Dwyer group—an international operator of multiple franchise concepts[xiv]—helped transform The Ground Guys business model and expand to more than 180 franchises across the country.[xv] The company offers lawn care and flower bed maintenance, landscaping and hardscaping, outdoor living, pest management, weed management, fertilization, snow and ice management, irrigation, artificial turf installation, and rain gutter maintenance.

EXECUTIVE TEAM



Justin Crandall, Co-Founder and CEO: Prior to founding Robin Autopilot, Justin ran sales and client strategy for the e-commerce video company Invodo and helped launch and manage the European headquarters for Bazaarvoice —a digital marketing company based in Austin TX. He also worked in various consulting roles with Deloitte and worked as a bond analyst in the aerospace and financial services sector for Franklin Templeton mutual funds. Justin received an MBA from the Harvard Business School.



Bart Lomont, Co-Founder and COO: Before founding Robin Autopilot, Bart served in the Indiana Air National Guard and the United States Air Force, where he attained the rank of Captain. In 2010, he was deployed to Afghanistan and was a member of the Agribusiness Development Team in the Khowst Province. Following his return from Afghanistan, he served as Personal Aide to then Congressman Mike Pence during his 2014 gubernatorial campaign. Bart also served as a Governor's Fellow for Mitch Daniels and was a Special Assistant and Policy Director for Indiana's former Lieutenant Governor, Becky Skillman. He graduated from Purdue University with a bachelor's degree in Agricultural Economics.


Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Valuation Cap: $10 Million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

TechCrunch: Robin goes all in on robotic lawn care and focuses on franchising
Franchise Times: Robin Autopilot Puts Robo-Mowers to Work in U.S.
Franchising.com: Robin Autopilot™ Completes Strategic Funding to Expand Robotic Mowing Franchise
Nationwide Lawn and Landscape: Robin Autopilot plans to expand its franchise nationwide
Business 2 Community: Shark Tank Update: Robin Autopilot

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i https://madison.com/wsj/business/how-much-do-americans-spend-per-capita-on-lawn-and/article_ef2654fa-0b36-511c-b16d-3e9bfd34f21b.html
ii https://www.peoplepoweredmachines.com/faq-environment.htm
iii https://noisefree.org/sources-of-noise/lawn-and-garden-equipment/
iv https://usa.robomow.com/shop/mowers/large-gardens-en-us/rs-630-5/
v https://usa.robomow.com/shop/
vi https://www.robotshop.com/eu/en/robomow-rc308-robot-lawn-mower.html
vii https://www.ibisworld.com/industry-trends/market-research-reports/administration-business-support-waste-management-services/administrative/landscaping-services.html
viii http://giecdn.blob.core.windows.net/fileuploads/publications/1/issues/103193/articles/files/soi research pdf.pdf
ix https://academy.getjobber.com/resources/articles/lawn-care-industry-trends-statistics-2018/
x https://www.arizton.com/news/press-release/global-robotic-lawn-mower-market-size
xi https://mowbotfranchise.com/research/what-is-a-mowbot-franchise/
xii https://www.autmow.com/contact.html
xiii https://www.autmow.com/smartlawn-service.html
xiv https://www.dwyergroup.com/
xv https://www.groundsguys.com/about/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Robin Technologies Inc.
4801 Spring Valley Suite 20
Farmers Branch, TX 75244

Ladies and Gentlemen:

The undersigned understands that Robin Technologies Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 2, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on December 10, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or

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other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems

necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the

investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4801 Spring Valley Suite 20 Farmers Branch, TX 75244 Attention: Justin Crandall
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities

pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Robin Technologies Inc.
By_____   Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ROBIN TECHNOLOGIES INC.

CROWD NOTE

FOR VALUE RECEIVED, Robin Technologies Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc. (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is December 10, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace, Inc. or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Dallas, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck


robin
PUT YOUR LAWN ON AUTOPILOT

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

INVESTMENT OVERVIEW

1. Landscaping is an $88 billion industry[i] with a highly-fragmented supply base[ii]

2. Robin intends to position itself to bring robotic mowing-as-a-service to the U.S. and disrupt the fundamental cost structure of the landscaping industry

3. The company utilizes a franchise model and aims to expand nationwide

4. Exclusive partnership with MTD / Robomow may provide a competitive advantage with robot hardware and financing

i. https://www.ibisworld.com/industry-trends/market-research-reports/administration-business-support-waste-management-services/administrative/landscaping-services.html ii. https://www.totallandscapecare.com/landscaping-blog/landscaping-industry-image/

robin

LANDSCAPING SERVICES IS A

$88 BILLION

HIGHLY FRAGMENTED MARKET
FULL OF '3 GUYS IN A TRUCK' PROVIDERS
WITHOUT BRAND NAMES[ii]

i. https://www.ibisworld.com/industry-trends/market-research-reports/administration-business-support-waste-management-services/administrative/landscaping-services.html   ii. https://www.totallandscapecare.com/landscaping-blog/landscaping-industry-image/

robin

THE TYPICAL CUSTOMER EXPERIENCE CAN BE AWFUL



UNRELIABLE SERVICE CAN BREED FRUSTRATION



PAYING BY CHECK OR CASH CAN BE A HASSLE



POTENTIAL BARRIERS TO COMMUNICATION



A QUOTE MAY REQUIRE AN IN-PERSON MEETING



POTENTIALLY MANY CALLS JUST TO FIND A CONTRACTOR

WE STARTED WITH A SUBSCRIPTION-BASED SERVICE AND DELIVERED 100,000+ JOBS ACROSS 3 CITIES...





...AND RAN INTO MANY LANDSCAPER CHALLENGES

- Heavy dependence on labor may lead to low-margins and low-scalability
- Contractors may be unreliable, even after weeding out the worst of them
- Rain can disrupt well-planned schedules and can eliminate capacity

Just **1** delay with **1** crew can impact **many** customers [i.]

i. http://www.witn.com/content/news/Lawn-Care-companies-feel-the-impact-of-all-of-the-rain-489693651.html

robin

DISRUPTION > INNOVATION

INNOVATION

The introduction of something new; a new idea, method or device that improves the status quo.



DISRUPTION

Displaces an existing market, industry or technology. Removing constraints to reimagine an industry, often at a lower cost.

Disrupting the lawn care industry may require reducing dependence upon labor and sunshine.

ROBOTS are a potential solution.

WHY ROBOTIC LAWN MOWERS

- Can operate in various conditions, including rainy weather

- Potential lower cost and a higher margin over labor crews

- Relative to gas powered alternatives, one robot can eliminate as much as eight cars worth of pollution in one hour of operation[i]



Over 1 million robot mowers have already been sold in Europe[ii]

i. https://www.peoplepoweredmachines.com/faq-environment.htm

i. http://news.cision.com/husqvarna-ab/r/celebrating-1-million-robotic-lawn-mowers-on-a-growing-market,c2244294

robin
AUTOPILOT

ROBIN AUTOPILOT: ROBOTIC LAWN SERVICE



- Full-service lawn maintenance: robots that mow and humans that do everything else

- Professional installation using a wire-laying machine

- Patent-pending robot door enables passage through fences that aims to keep pets secure

PUT YOUR LAWN ON AUTOPILOT™

Eco-friendly, reliable robotic lawn service for **less than you're paying now.**

Enter Your Address

SEE MY PRICE →

or call for more information:
(855) 910-8780

FRANCHISE

robin AUTOPILOT
ABOUT CONTACT STORE SIGN IN

Have Questions?

HOW IT WORKS

Get Your Price
Enter your address to get a price.

365 Shadywa

Select Services
Mowing only or full-service including regular edging, trimming, weeding and other outdoor needs.

Installation
Robin Pro Technician will install a perimeter wire around your yard, setup the robot to mow all grass areas, and ensure everything is working properly.

Maintenance
Robin will regularly maintain the robot including changing the blades and storage during winter months — you only pay for months the robot is installed.



GO TO MARKET:
FRANCHISE MODEL



Franchise owners provide:

- Capital Investment

- Service Quality

- Consumer Education

WHY ROBIN

- **Manufacturer Relationship:** One of the leading providers of robotic lawn mowers is investing, providing financing, and supplying unique pricing, warranty, and data features

- **Marketing:** The company has acquired 15,000+ lawn care customers, including 200+ robot customers

- **Operations:** They have executed 195,000+ jobs and built a platform to efficiently manage everything

- **Innovation:** The company has developed and filed patents for a robot door for fenced in yards

- **Franchising:** The company has sold six franchise agreements in nine territories and has received 3,000+ franchise owner inquiries

EXHIBIT F
Video Transcript

Robin Autopilot Video Transcript.mp4

Non-Audio Text: **[00:00:01]** Robin the Robot VS The Other Guys?

Non-Audio Text: **[00:00:03]** 3:17 p.m.

Non-Audio Text: **[00:00:06]** … a day late

Non-Audio Text: **[00:00:27]** If this is what your lawn care looks like…

Non-Audio Text: **[00:00:30]** … there's something you need to see.

Non-Audio Text: **[00:01:04]** Put your lawn on autopilot,

Non-Audio Text: **[00:01:10]** And you'll never hear this again.

Non-Audio Text: **[00:01:30]** Go to RobinAutopilot.com to learn more.